# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SUNCAR TECHNOLOGY GROUP INC., CIK 0001936804
CUSIP: G85727108
Title of class of securities: Class A Ordinary Shares, $0.0001 par value per share
Address of issuer's principal executive offices: SUITE 209, NO. 656 LINGSHI ROAD, JING'AN DISTRICT, SHANGHAI, China (F4), 200072
Date of event which requires filing of this statement: 04/01/2026
Filed by CIK 0002008673
Persons authorized to receive notices and communications: Andrew Hin Yeung Lo, Suite 2202A, South Island Place, 8 Wong Chuk Hang Road, Hong Kong, China (F4), 00000, (852) 3556-0101

## Reporting persons
- KMBP Holdings Limited (CIK 0002008673): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 0; shared voting power 20,203,442; sole dispositive power 0; shared dispositive power 20,203,442; aggregate amount beneficially owned 20,203,442 (36.4% of the class)
  Comment: This amount consists of Class A Ordinary Shares of SunCar Technology Group Inc., an exempted company incorporated in the Cayman Islands (the "Issuer"), directly held by KMBP Holdings Limited ("KMBP"). The voting power and investment power of KMBP is exercised in accordance with the direction of its board of directors. The directors of KMBP on the date hereof are Mark Qiu, Yu Chun Yin and Bai Wei. In accordance with the rule of three, no single director has the power by himself to vote or dispose of the shares of the Issuer and, as a result, none of the directors are deemed to have beneficial ownership of the Issuer's shares held by KMBP.
  
  The percentage ownership calculation is based on 55,569,794 outstanding Class A Ordinary Shares reported by the Issuer as of September 30, 2025 as set forth in the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission (the "SEC") on December 22, 2025. See Item 3.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, $0.0001 par value per share
Name of issuer: SUNCAR TECHNOLOGY GROUP INC.
Address of issuer's principal executive offices: SUITE 209, NO. 656 LINGSHI ROAD, JING'AN DISTRICT, SHANGHAI, China (F4), 200072
Comment:
This Amendment No. 4 (this "Amendment No. 4") is filed by KMBP Holdings Limited ("KMBP" or the "Reporting Person") and amends and supplements certain information in the Schedule 13D filed with the SEC on May 30, 2023 (the "Original 13D") as amended by Amendment No. 1 filed with the SEC on November 8, 2023 ("Amendment No.1"), Amendment No. 2 filed with the SEC on January 26, 2024 ("Amendment No. 2") and Amendment No. 3 filed with the SEC on November 21, 2025 ("Amendment No. 3"). The Original 13D. as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4 (the "Schedule 13D"), relates to the Class A Ordinary Shares, $0.0001 par value per share (the "Class A Ordinary Shares"), of SunCar Technology Group Inc., a Cayman Islands exempted company (the "Issuer").

This Amendment No. 4 is being filed to report KMBP's percentage of beneficial ownership of Class A Ordinary Shares calculated in accordance with Item 5 of Schedule 13D and the sale of Class A Ordinary Shares by KMBP since the filing date of Amendment No. 3.

The Original 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 is referred to herein as the "Prior 13D". Except as set forth below, all Items of the Prior 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Original 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Prior 13D is amended as follows:

The second sentence in Item 2(a) is replaced by "KMBP was the direct owner of 20,203,442 shares of the Issuer as of the close of business of the date of event which requires filing of this Amendment No. 4."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The first and second paragraphs of Items (a) and (b) of Item 5 of the Prior 13D are hereby amended as follows:

(a) -- (b) The following disclosure is based upon 55,569,794 Class A Ordinary Shares outstanding as of September 30, 2025 as set forth in the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the SEC on December 22, 2025.

As of the date of this filing, KMBP has sole voting and dispositive power over 20,203,442 Class A Ordinary Shares, which constitute approximately 36.4% of the Class A Ordinary Shares outstanding as of September 30, 2025.
Transactions in the class effected during the past sixty days:
Item (c) of the Prior 13D is hereby amended by adding a new paragraph after the first paragraph as follows:

"During the sixty days prior to April 1, 2026, the reporting date, KMBP sold 628,700 Class A Ordinary Shares as more fully described in Annex A."

ANNEX A
Transactions in the Class A Ordinary Shares in the Past 60 Days

The table below sets forth transactions in Class A Ordinary Shares of the Issuer in the past 60 days. Each of the transactions set forth is an open market sales transaction on NASDAQ.

Trade Date Shares Sold Price Per Share(1)
3/12/2026 33,441 $1.933
3/13/2026 50,000 $1.809
3/13/2026 50,000 $1.804
3/13/2026 3,000 $1.800
3/16/2026 50,000 $1.822
3/16/2026 17,396 $1.809
3/17/2026 22,564 $1.807
3/18/2026 8,716 $1.807
3/19/2026 488 $1.804
3/20/2026 2,980 $1.805
3/23/2026 5,309 $1.805
3/24/2026 5,603 $1.815
3/25/2026 4,496 $1.801
3/26/2026 2,911 $1.773
3/27/2026 9,331 $1.699
3/30/2026 21,274 $1.744
3/31/2026 87,464 $1.709
4/1/2026 253,727 $1.800

Total Shares Sold 628,700

(1) The prices reported in this column represent the weighted average price for each trade date. The Reporting Person undertakes to provide to the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price on each trade date.

## Signatures
- KMBP Holdings Limited: /s/ YU Chun Yin, YU Chun Yin, Director (04/03/2026)